EXHIBIT 11.1

To Whom It May Concern:

We hereby consent to the use in the Offering Circular of Maptelligent, Inc., on Form 1-A, Amendment No. 4, pursuant to Regulation A that was filed on or about April 27, 2021, of our Report of Independent Registered Public Accounting Firm, dated April 15, 2021, on the balance sheets of Maptelligent, Inc., as of December 31, 2020 and 2019, and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended, which appear in such Offering Circular.

We also consent to the references to us under the headings “Experts” in such Offering Circular.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
April 27, 2021